UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 21, 2020

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Sydmarken 11
2860 Søborg (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 3.1 to this Report on Form 6-K are the updated Articles of Association of Zealand Pharma A/S, or the Company. The Articles of Association have been amended to reflect the recent grant of warrants to employees, as announced in Company Announcement no. 44 / 2020 on August 21, 2020. The warrants are granted under the warrant program covered by the authority pursuant to Section 8.4 of Zealand’s Articles of Association, adopted at Zealand’s General Meeting on April 21, 2015.

Furnished as Exhibit 99.1 is the press release (“company announcement”) of Zealand Pharma A/S, dated August 21, 2020, announcing the amended Articles of Association in connection to the registered increase in share capital.

Exhibits

Reference is made to the Exhibit Index included hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Matthew Dallas
	Name:	Matthew Dallas
	Title:	Chief Financial Officer

Date: August 21, 2020

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EXHIBIT INDEX

Exhibit No.	Description
3.1	Articles of Association

99.1	Press release dated August 21, 2020

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